Filed by Presidio PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Presidio PubCo Inc.

Commission File No.: 333-290090

Date: February 27, 2026

The following press release was issued by EQV Ventures Acquisition Corp. on February 27, 2026.

EQV Ventures Acquisition Corp. Shareholders Approve Business Combination with Presidio

Transaction expected to close on or about March 4, 2026

Fort Worth, TX, February 27, 2026 – EQV Ventures Acquisition Corp. (NYSE: FTW) (“EQV”), a special purpose acquisition company sponsored by EQV Group, is pleased to announce that in an extraordinary general meeting held today, EQV shareholders voted to approve the previously announced business combination with Presidio Investment Holdings LLC (“Presidio” or the “Company”), a differentiated oil and gas operator focused on the acquisition and optimization of mature, producing oil and natural gas assets in the United States. A Form 8-K disclosing the full voting results will be filed with the Securities and Exchange Commission.

The closing of the business combination is expected to occur on or about March 4, 2026, subject to the satisfaction or waiver of all closing conditions, with shares of the combined entity expected to trade on NYSE under the symbol “FTW” on March 5, 2026.

Shortly following the closing of the Transaction and upon approval of the combined company Board of Directors, Presidio expects to provide formal dividend timing details aligned with its previously announced dividend framework and broader shareholder return strategy, which highlights Presidio’s differentiation as an E&P company with a capital-light platform with minimal reinvestment requirements, enabling a greater portion of cash flow to be returned directly to shareholders. The strategy is underpinned by accretive acquisitions, supported by a favorable M&A environment for purchasing non-core assets at attractive returns.

About Presidio

Headquartered in Fort Worth, TX, Presidio is a leading operator of mature oil and gas wells across the Mid-Continent. The Company is focused exclusively on optimizing existing production and generating sustainable cash flow from low-decline, producing assets.

Dividends are not guaranteed and may be adjusted, suspended, or discontinued at the discretion of the Board of Directors based on liquidity, legal surplus, business conditions, commodity price volatility, market conditions and other factors.

About EQV Ventures Acquisition Corp.

EQV is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. EQV’s sponsor is an affiliate of EQV Group, which was formed in 2022 and is an active acquirer and operator of proved developed producing oil and gas properties, and currently owns and operates more than 3,500 wells across 10 states.

Forward-Looking Statements

This press release includes “forward-looking statements.” These include EQV’s, Presidio Pubco Inc’s (“Pubco”), EQV Resources LLC’s (“EQVR”) or Presidio’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Pubco’s, Presidio’s, EQVR’s and EQV’s expectations with respect to future performance, the timing and amount of any dividend payments; the ability to successfully complete acquisitions on attractive terms, or at all, the capitalization of EQV or Pubco after giving effect to the proposed Business Combination and expectations with respect to the future performance and the success of Pubco following the consummation of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Pubco’s, Presidio’s, EQVR’s and EQV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pubco, Presidio, EQVR and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the proposed Business Combination; failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to Presidio or Pubco; risks related to Presidio’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential Business Combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; risks that Presidio or Pubco may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed Business Combination; the risk that the proposed Business Combination disrupts the current plans and operations of Presidio; costs related to the potential Business Combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Pubco’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Pubco to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Presidio, EQV, EQVR or Pubco resulting from the proposed Business Combination with the SEC, including under the heading “Risk Factors” in the Registration Statement on Form S-4 filed by Presidio, EQVR and Presidio. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Pubco, Presidio, EQVR nor EQV presently know or that Pubco, Presidio, EQVR or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reﬂect Pubco’s, Presidio’s, EQVR’s and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Pubco, Presidio, EQVR and EQV anticipate that subsequent events and developments will cause Pubco’s, Presidio’s, EQVR’s and EQV’s assessments to change. However, while Pubco, Presidio, EQVR and EQV may elect to update these forward-looking statements at some point in the future, Pubco, Presidio, EQVR and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Pubco’s, Presidio’s, EQVR’s or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Pubco, Presidio, EQVR or EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQVR or Pubco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Presidio Media and Investor Contact:

Presidio@icrinc.com

For EQV:

IR@eqvventures.com

Source: EQV Ventures Acquisition Corp.

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